

January 6, 2014

<u>Via Facsimile</u>
Asa Lanum
Chief Executive Officer
Innovaro, Inc.
2109 Palm Avenue
Tampa, FL   33605

> **Re: Innovaro, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 15, 2013**
> **File No. 001-15941**

Dear Mr. Lanum:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012 filed April 15, 2013

Item 9A. Controls and Procedures, page 49

1. We note your response to comment one in our letter dated November 27, 2013. As previously requested, please amend your Form 10-K to disclose the information required by Item 307.

Form 10-Q For the quarterly period ended September 30, 2013

Note 1. Basis of Presentation, page 7

2. We note your response to comment two in our letter dated November 27, 2013 relating to the note receivable from Greenwood. Please tell us, and disclose in future filings, how you determined the value of the marketable securities held in GPS which collateralize the note receivable, including the information and the source thereof you used in determining such value. Also, tell us the terms and current status of the bank debt held outside of GPS which is collateralized by the referenced securities and how you considered them in concluding that the note receivable is not impaired.

Note 3. Discontinued Operations, page 9

3. We note your response to comment three in our letter dated November 27, 2013 relating to the note receivable from IP Tech Ex. As previously requested, please tell us and disclose in future filings how you determined that this receivable is collectible and the information and the source thereof you used in reaching such conclusion.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief